SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20594

FORM 12b-25

Notification of Late Filing

Commission File Number 0-17679

(Check one): ( ) Form 10-K ( ) Form 11-K ( ) Form 20-F

(X) Form 10-Q ( ) Form N-SAR

For Period Ended: December 31, 2000

( ) Transition Report on Form 10-K ( ) Transition Report on Form 20-F ( ) Transition Report on Form 11-K ( ) Transition Report on Form 10-Q ( ) Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the

Commission has verified any information contained herein.

If the notification relates to a portion of the filing

checked above, identify the items(s) to which the notification relates:

The notification relates to the Form 10-Q in its entirety.

PART I

Registrant Information

Full name of registrant

Boston Capital Tax Credit Fund III Limited Partnership

Former name if applicable

Address of principal executive office

(Street and Number) One Boston Place, Suite 2100

City, State and Zip Code Boston, Massachusetts 02108-4406

PART II

Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check appropriate box.)

--

| | (a) The reasons described in reasonable detail in Part

-- III of this form could not be eliminated without

unreasonable effort or expense;

--

|X | (b) The subject annual report, semi-annual report,

-- transition report on Form 10-K, 20-F, 11-K or

Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

--

| | (c) The accountant's statement or other exhibit

-- required by Rule 12b-25(c) has been attached, if

applicable.

PART III

Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The registrant will not be filing the requisite Form 10-Q

within the prescribed time period since the registrant has not completely received and coordinated all necessary documents and other information which must be complied and reviewed in order to properly prepare the Form 10-Q in full detail.

PART IV

Other Information

(1) Name and telephone number of person to contact in

regard to this notification.

Marc N. Teal 617 624-8900

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(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section

13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

-- --

| X| Yes | | No

-- --

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

-- --

| | Yes | X| No

-- --

If so, attach an explanation of the anticipated change,

both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See ATTACHMENT TO FORM 12b-25.

Boston Capital Tax Credit Fund III Limited Partnership

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by

the undersigned thereunto duly authorized.

Date: February 15, 2001 By: /S/ JOHN P. MANNING

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John P. Manning, a partner

of Boston Capital

Associates, the general

partner of Boston Capital

Tax Credit Fund III

Limited Partnership